HIVE BLOCKCHAIN TECHNOLOGIES LTD.

November 30, 2021

HIVE Blockchain Announces Closing of $115,023,000 Bought-Deal Private

Placement Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN

THE UNITED STATES.

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce that it has closed the previously announced bought-deal private placement of 16,670,000 special warrants of the Company (the "Special Warrants") at a price of $6.00 per Special Warrant for aggregate gross proceeds to the Company of $100,020,000 (the "Offering") with Stifel GMP as lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters including BMO Capital Markets, Canaccord Genuity Corp. and PI Financial Corp. (collectively, the "Underwriters").

In connection with the closing of the Offering, the Underwriters elected to fully exercise the option granted to them by the Company to increase the size of the Offering by an additional 15% of the Special Warrants sold under the Offering, for an additional 2,500,500 Special Warrants. As a result, the Offering consisted of the sale of an aggregate 19,170,500 Special Warrants for gross proceeds of $115,023,000. The Special Warrants and the underlying Units (defined below) are subject to a statutory hold period of four months and one day in accordance with applicable securities laws.

Each Special Warrant entitles the holder thereof to receive, subject to adjustment in certain circumstances and the Penalty Provision (as defined below), and without payment of additional consideration, one (1) unit of the Company (each a "Unit") upon the exercise or deemed exercise of each Special Warrant. Each Unit consists of one (1) common share of the Company (a "Unit Share") and one-half (0.5) of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one common share of the Company (a "Warrant Share") at a price of $6.00 per Warrant Share for a period of 30 months following the closing of the Offering. The Special Warrants will be exercisable by the holders thereof at any time after the Closing Date for no additional consideration. All unexercised Special Warrants shall be deemed exercised on behalf of, and without any required action on the part of, the holders (including payment of additional consideration) on the earlier of:

(i) the second business day following the date on which the Company files a prospectus supplement after a receipt is issued for an amended and restated (final) short form base shelf prospectus by the British Columbia Securities Commission (the "BCSC"), as principal regulator on behalf of the securities regulatory authorities in each Province of Canada, except Québec, qualifying the distribution of the Unit Shares and Warrants to be issued upon exercise of the Special Warrants (the "Qualification Date"); and

(ii) 4:59 p.m. (Toronto time) on the date which is four months and a day following the Closing Date (the "Qualification Deadline").

In the event the Qualification Date has not occurred on or before January 7, 2022 (the "Penalty Date"), each outstanding Special Warrant shall thereafter entitle the holder to receive, upon the exercise or deemed exercise of each Special Warrant, for no additional consideration, 1.1 Units (the "Penalty Provision").

The net proceeds of the Offering shall be primarily used to support growth of the Company's business and for working capital requirements and other general corporate purposes.

"We are very pleased that this private placement included both institutions and broad retail distribution with over 100 new shareholders becoming part of our HIVE community," comments Frank Holmes, HIVE's Executive Chairman. "These funds will allow us to HODL our Bitcoin and Ether supply while expanding our production to 3 Exahash in the early part of 2022. Also important was BMO's participation, making it the first major Canadian bank to participate in a crypto data center equity financing."

In connection with the Offering, the Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

Resignation of Director

The Company also announces that Tobias Ebel has resigned as a director of the Company due to other business commitments and time demands. The Company would like to thank Mr. Ebel for his hard work and contributions to the HIVE board.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:
Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements with respect to information about the Offering and the use of proceeds, the issuance of a final receipt by the BCSC in connection with the amended and restated (final) short form base shelf prospectus, the filing of the prospectus supplement with the BCSC, potential dilution and application of the Penalty Provision; business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to deploy the proceeds of the Offering to achieve corporate objectives or otherwise advance the progress of the Company, and the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.